Exhibit 4.8

Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo in Colle (BA)

Via certified email: natuzzi@legalmail.it

31 March 2026

Dear Sirs,

We have received your proposal for agreement dated 31 March 2026, which we hereby reproduce below and sign to convey our acceptance thereof.

“Dear Sirs,

Further to our previous discussions, we hereby submit the proposal set out below.

Whereas:

a.
Under an agreement headed “Interest-Bearing Loan Agreement” dated 31 March 2024, we agreed with your company that the amount of € 2,500,000, owed by us to your company as of that date, would be considered an interest-bearing loan accruing interest on an annual basis at a rate of 2.5% running from 31 March 2024, and that such loan was to be repaid, together with accrued and unpaid interest, on 31 March 2027.
b.
Based on the foregoing, and taking into account the interest paid, as of 31 March 2026 our company has a debt of € 2,500,000 to your company under the Interest-Bearing Loan Agreement of 31 March 2024.
c.
Subsequently, pursuant to an agreement dated 21 November 2025, your company undertook to make, in one or more installments, at our company’s request, payments in the form of an interest-free loan totaling up to € 15,000,000, to be repaid by 31 December 2028. In subsequent letters dated 24 November 2025 and 11 December 2025, our company requested the disbursement of two loan instalments of € 5,000,000 each. Your company disbursed the requested amounts on 27 November 2025 and 18 December 2025, respectively, for a total of € 10,000,000.
d.
Therefore, as of today, your company has an overall receivable totaling € 12,500,000 vis-à-vis our company.
e.
We have stated that our company’s board of directors is conducting preliminary assessments regarding a potential share capital increase to be submitted to a shareholders’ meeting, the timeframe, conditions, amount and procedures for which have not yet been determined or approved, in line with what was discussed at the meeting of 15 December 2025 regarding the approval of the business and financial plan, which contemplate, among other things, options for strengthening the group’s balance sheet currently under review.

With regard to that potential transaction, your company, as the majority shareholder, maintains that it is best, in connection with the proposed share capital increase and the determination of the related conditions, to convert exclusively the receivable referred to in recital d) above into an advance payment toward a future capital increase.

It is expressly understood, in any case, that:

•
the aforementioned commitment is limited exclusively to the allocation of the receivable of € 12,500,000 (twelve million five hundred thousand euros) under the conditions specified above;
•
any further participation in the share capital increase, for amounts exceeding € 12,500,000, is subject to future, independent and discretionary assessments by your company and does not constitute an obligation or commitment of any kind, not even of a pre-contractual nature.

Based on the foregoing, we hereby propose to your company that, effective as of today’s date, the total receivable owed to us as of 31 March 2026, totaling € 12,500,000, be irrevocably converted into an advance payment toward a future share capital increase, expressly authorizing it to be treated as such for accounting purposes.

We ask that you confirm your acceptance of this proposal in writing.

Best regards.

Natuzzi S.p.A.

Chairman of the Board of Directors and Chief Executive Officer

Pasquale Natuzzi

Natuzzi S.p.A.

Chief Financial Officer and Attorney-in-Fact

Carlo Silvestri”

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We hereby confirm our full and unconditional acceptance of the terms and conditions of the proposal reproduced above.

Invest 2003 S.r.l.

Pro Tempore Legal Representative

Pasquale Natuzzi

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